KITTLE CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2018

KITTLE CAPITAL MARKETS, LLC

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68967

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kittle Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 E. 96th Street, Suite 300

(No. and Street)

Indianapolis	Indiana	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey L. Kittle

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz, Sapper & Miller, LLP

(Name – *if individual, state last, first, middle name*)

800 East 96th Street, Suite 500 Indianapolis	Indiana	46240
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Jeffrey L. Kittle _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Kittle Capital Markets, LLC _____ , as

of December 31 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



ANDREA M KRAMER
My Commission Expires
September 23, 2025
Commission Number 703128
Hamilton County

_____ Signature

Manager
_____ Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KATZ
SAPPER
& MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Kittle Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kittle Capital Markets, LLC as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2018, and the relates notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kittle Capital Markets, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kittle Capital Markets, LLC's management. Our responsibility is to express an opinion on Kittle Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kittle Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP
Certified Public Accountants

800 East 96th Street, Suite 500
Indianapolis, IN 46240

Tel 317.580.2000
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.

Supplemental Information

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Kittle Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Kittle Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz, Sapper & Miller, LLP

We have served as Kittle Capital Markets, LLC's auditor since 2013.

Indianapolis, Indiana
February 20, 2019

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

ASSETS

Cash	$	74,040
Prepaid expenses and other		9,000
TOTAL ASSETS	$	83,040

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses (related party)	$	9,628
MEMBER'S EQUITY		73,412
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	83,040

See accompanying notes.

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2018

REVENUE
Income | | - |

EXPENSES

Salary and benefits	$	27,948
Professional services		87,151
Rent		936
Internet		2,110
Insurance		926
Licenses and permits		2,375
Education/Seminars		350
Travel		1,900
Total Expenses		123,696

OTHER INCOME

Debt Forgiveness	21,663
Total Other Income	21,663

NET LOSS	$	(102,033)

See accompanying notes.

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2018

MEMBER'S EQUITY AT JANUARY 1, 2018	$	65,445
Contributions		110,000
Net loss		(102,033)
MEMBER'S EQUITY AT DECEMBER 31, 2018	$	73,412

See accompanying notes.

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2018

OPERATING ACTIVITIES	
Net loss	$ (123,696)
Adjustments to reconcile net loss to net cash	
used by operating activities:	
Debt Forgiveness	21,663
Changes in certain current assets and liabilities:	
Accounts payable and accrued expenses (related party)	7,221
Net Cash Used by Operating Activities	(94,812)
FINANCING ACTIVITIES	
Contribution	110,000
Net Cash Provided by Financing Activities	110,000
NET INCREASE IN CASH	15,188
CASH	
Beginning of Year	58,852
End of Year	$ 74,040

See accompanying notes.

KITTLE CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kittle Capital Markets, LLC (the Company) is organized as an Indiana limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed to engage primarily in the distribution of private placements of real estate products as well as to a lesser extent, the public offering of unlisted shares of Real Estate Investment Trusts ("REITs"). The private placements will typically consist of Regulation D offerings. The offerings will be structured by the Firm's parent company, Herman & Kittle Properties, Inc., or one of its affiliates, together with outside legal counsel. Once structured, the offerings will be marketed by the Company. The securities will be offered on a best efforts basis to investment advisors, accredited investors that are known to the Company's registered personnel. Although the firm has not closed any recent transactions and has incurred ongoing losses, the member has the intent and ability to cover any losses with continued capital contributions.

The Company does not maintain securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

The Company was approved by FINRA on July 11, 2013.

Estimates: The Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingencies and the reported revenues and expenses. Accordingly, actual results could vary from those estimates.

Adoption of ASC Topic 606, Revenue from Contracts with Customers: On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. The Company had no uncompleted contracts as of the adoption date nor did the Company have any revenue for the years ended December 31, 2017 or 2018.

There was no impact to member's equity as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Practical Expedients: The following practical expedient available under the modified retrospective method was applied upon adoption of ASC 606:

1. We applied the practical expedient outlined under ASC 606-10-65-1(h), and did not restate contracts that were completed contracts as of the date of initial application, i.e. January 1, 2018.

Revenue from Contracts with Customers

Performance Obligations: Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Private Placement: Performance obligations in these arrangements vary dependent on the contract, but are typically satisfied upon completion of the arrangement. Placement fees are recognized upon completion of a deal and are generally classified as Commission Income.

Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. To date, there have been no losses in such accounts.

Income Taxes: The Company is a limited liability company whereby taxable income, losses, credits, etc. are recognized for federal and state income tax reporting purposes by its member. Accordingly, no provision or liability for federal or state income taxes has been reflected in the accompanying financial statements.

The Company's member files federal and various state income tax returns. The Company's member is no longer subject to U.S. federal and state income tax examinations by tax authorities for all years before 2015.

Subsequent Events: The Company has evaluated the financial statements for subsequent events occurring through February 20, 2019, the date the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 times Net Capital. At December 31, 2018, the Company had Net Capital of $64,412, which was $59,412 in excess of the required Net Capital of $5,000.

NOTE 3 - COMMITMENTS

For the year ended December 31, 2018, total rent expense was $936.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company incurs expenses pursuant to an expense sharing arrangement with its affiliate for expenditures such as salaries and rent. Expenses related to this arrangement totaled $28,884 in 2018. During 2018, the Company's affiliate forgave expenses incurred in 2017 and 2018 under this arrangement totaling $21,663. Amounts due under these arrangements totaled $9,628 at December 31, 2018.

SUPPLEMENTARY INFORMATION AND REPORTS

KITTLE CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

CREDITS
Total Member's Equity $ 73,412

DEBITS
Non-allowable Assets:
    Prepaid expenses and other   9,000
        Total Non-allowable Assets   9,000

NET CAPITAL COMPUTED   64,412

MINIMUM NET CAPITAL REQUIRED   5,000

NET CAPITAL IN EXCESS OF REQUIREMENT $ 59,412

AGGREGATE INDEBTEDNESS - Accounts payable and accrued expenses $ 9,628

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   0.15 to 1

RECONCILIATION OF NET CAPITAL
Net Capital Per Form X-17A-5, Part II A (FOCUS Report) $ 64,412

Net Capital Per Above $ 64,412

KITTLE CAPITAL MARKETS, LLC

**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
Year Ended December 31, 2018**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i). The Company effectuates all financial transactions on behalf of its customers on a fully-disclosed basis. Accordingly, there are no items reportable under Rule 15c3-3.



Report of Independent Registered Public Accounting Firm
on the Exemption Report Pursuant to SEA Rule 17a-5(g)(2)(ii)

To the Member and Board of Directors
of Kittle Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEA Rule 17a-5(d)(4), in which (1) Kittle Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kittle Capital Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Kittle Capital Markets, LLC stated that Kittle Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Kittle Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kittle Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 20, 2019

Katz Sapper & Miller, LLP   800 East 96th Street, Suite 500   Tel 317 580 2000   An Affiliate of
Certified Public Accountants   Indianapolis, IN 46240   Web ksmcpa.com   KSM Business Services, Inc

Exemption Report Pursuant to SEA Rule 17a-5(d)(4)

Kittle Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Kittle Capital Markets LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2018.

2. Kittle Capital Markets LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2018 to December 31, 2018, without exception.

Kittle Capital Markets LLC

I, Jeff Kittle, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



_____
Signature

_____
Designated Principal
Title

February 7, 2019